Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

HISTOGEN INC.

Histogen Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

A.	The name of the Corporation is Histogen Inc. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was July 13, 2005.

B.

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) amends the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on July 30, 2013 (the “Prior Certificate”), and has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL and the provisions of the Prior Certificate.

C.	Article FOURTH of the Prior Certificate is hereby amended to add the following Section C:

“C. REVERSE SPLIT. Upon the effectiveness of this Certificate of Amendment pursuant to Section 242 of the DGCL, each twenty (20) shares of Common Stock outstanding immediately prior to such filing shall be automatically combined into one (1) share of Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.” The number of authorized shares of Common Stock, and the par value thereof, shall remain as set forth in this Certificate of Incorporation.

The Reverse Split shall occur without any further action on the part of the Corporation or stockholders of the Corporation and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a stockholder prior to the Reverse Split shall be aggregated. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split and each stockholder who would otherwise be entitled to a receive a fraction of a share of Common Stock upon the Reverse Split (after aggregating all shares of Common Stock held by a stockholder as aforesaid) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the product of (x) the fractional share of Common Stock to which such stockholder would otherwise be entitled multiplied by (y) the closing price of the Corporation’s Common Stock as reported on the Nasdaq Capital Market on the date of the filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware multiplied by (z) the number of shares of Common Stock being combined into one share of Common Stock in the Reverse Split. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until all of the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that any certificates not so delivered have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

D.	All other provisions of the Prior Certificate shall remain in full force and effect.

E.	This Certificate of Amendment shall be effective at 4:01 P.M. Eastern Time on June 2, 2022.

[the signature page follows]

IN WITNESS WHEREOF, Histogen Inc. has caused this Certificate of Amendment to be signed by Steven J. Mento, a duly authorized officer of the Corporation, on June 1, 2022.

Dated: June 1, 2022HISTOGEN INC.

By: /s/  Steven J. Mento, Ph.D.

Name: Steven J. Mento, Ph.D.

Title: Executive Chairman and Interim President and Chief Executive Officer